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                           March 8, 2023

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1900
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed February 22,
2023
                                                            File No. 333-267152

       Dear Randall W. Atkins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30,
       2023 and December 31, 2023.
       Assumptions and Considerations, page 43

   1. We note your revised disclosure in response to prior comment 1. You disclose that you expect the Company
will achieve an increase in annual tons sold of 1.3 million, or
                                                        54%, to 3.7 million
tons of coal in the year ending December 31, 2023, and that 5% of this increase in tons
sold will come from the Knox Creek Complex, specifically, as a result of increased
production at the Big Creek Jawbone mine, which began production in mid-2022. However, your
disclosure on page 5 states that CORE   s anticipated coal
                                                        royalties of
approximately $19 million in the year ending December 31, 2023 excludes
 Randall W. Atkins
Ramaco Resources, Inc.
March 8, 2023
Page 2
      production from the Knox Creek Complex and will be based on Ramaco
Resources
      annual sales of approximately 3.7 million tons of coal in 2023. Please explain the disclosure or revise accordingly.
2. We also note your disclosure that, as of December 8, 2022, the date of its December 2022 guidance update, the Company had approximately 60% of its forecasted sales for the year ending December 31, 2023 under contract with either fixed or variable prices. Where you do not currently have agreements in place underlying your assumption regarding future sales, please make that clear and disclose the limitations on your ability to pay dividends.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at 202- 551-
3718 if you have questions regarding engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, at 202-551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameRandall W. Atkins
                                                          Division of
Corporation Finance
Comapany NameRamaco Resources, Inc.
                                                          Office of Energy &
Transportation
March 8, 2023 Page 2
cc:       Matthew R. Pacey, P.C.
FirstName LastName